Exhibit 99.2
Annex I
AEI
Consolidated Balance Sheets
As of December 31, 2009 and 2008
(millions of dollars (U.S.))

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$682	$736
Restricted cash	77	83
Accounts and notes receivable:
Trade (net of allowance)	932	863
Unconsolidated affiliates	16	11
Inventories	273	239
Prepaids and other current assets	401	384

Total current assets	2,381	2,316
Property, plant and equipment, net	4,200	3,524
Investments in and notes receivable from unconsoldiated affiliates	1,177	907
Goodwill	663	614
Intangibles, net	489	393
Other assets	1,315	1,199

Total assets	$10,225	$8,953

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable
Trade	$608	$572
Unconsolidated affiliates	31	30
Current portion of long-term debt, including related party	613	547
Accrued and other liabilities	862	594

Total current liabilities	2,114	1,743
Long-term debt, including related party	3,105	3,415
Deferred income taxes	168	199
Other liabilities	1,393	1,331
Commitments and contingencies
Total equity attributable to AEI shareholders	2,832	1,830
Equity attributable to noncontrolling interests	613	435

Total equity	3,445	2,265

Total liabilities and equity	$10,225	$8,953

Annex II
AEI
Consolidated Statements of Operations and Adjusted Net Income
For the three months ended December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007
(millions of dollars (U.S.), except share and per share data)

	For the three months ended
	December 31,		For the years ended December 31,
	2009	2008	2009	2008	2007

Revenues	$2,387	$2,059	$8,185	$9,211	$3,216

Cost of sales	1,829	1,668	6,238	7,347	1,796

Gross margin	558	391	1,947	1,864	1,420

Operating expenses:
Operations, maintenance, and general and administrative expenses	258	213	863	894	630
Depreciation and amortization	72	65	272	268	217
Taxes other than income	14	9	45	43	43
Other charges	123	12	123	56	50
(Gain) loss on disposition of assets	1	(53)	20	(93)	(21)

Total operating expenses	468	246	1,323	1,168	919

Equity income from unconsolidated affiliates	28	15	107	117	76

Operating income	118	160	731	813	577

Other income (expense):
Interest income	16	20	74	88	110
Interest expense	(83)	(86)	(327)	(378)	(306)
Foreign currency transaction gain (loss), net	4	(32)	9	(56)	19
Gain (loss) on early retirement of debt	—	—	10	—	(33)
Other income (expense), net	13	—	70	9	(22)

Total other expense	(50)	(98)	(164)	(337)	(232)

Income before income taxes	68	62	567	476	345
Provision for income taxes	92	25	279	194	193

Income (loss) from continuing operations	(24)	37	288	282	152
Income from discontinued operations	—	—	—	—	3
Gain from disposal of discontinued operations	—	—	—	—	41

Net income (loss)	(24)	37	288	282	196
Less: Net income (loss) attributable to noncontrolling interests	(79)	4	(9)	124	65

Net income attributable to AEI	$55	$33	$297	$158	$131

Weighted average number of shares outstanding (thousands of shares)	243,264	222,887	234,107	217,856	209,191

Income from continuing operations attributable to AEI	$0.23	$0.15	$1.27	$0.73	$0.42
Discontinued operations attributable to AEI	—	—	—	—	0.21

Net income attributable to AEI	$0.23	$0.15	$1.27	$0.73	$0.63

Net income attributable to AEI excluding discontinued operations	$55	$33	$297	$158	$87
Excluding (a):
PIS and COFINS arbitration settlement at EPE	—	—	14	—	—
EPE Lease receivable allowance	—	—	—	30	25
SES available-for-sale securities impairment	2	12	2	12	—
DCL impairment charges	17	—	17	—	—
Reversal of accrual at Elektro	—	—	(32)	—	—
(Gain) loss on early retirement of debt	—	—	(10)	—	33
Foreign currency transaction (gain) loss, net	(2)	13	—	19	(5)
Louyang noncontrolling interest	—	13	—	13	—
(Gain) loss on disposition of assets:					—
Transredes nationalization	—	(57)	—	(57)	—
Metrogas available-for-sale securities	—	—	—	14
Sale of BLM	—	—	—	—	(21)
SIE / Gazel transaction	—	—	—	(12)

Adjusted net income attributable to AEI	$72	$14	$288	$177	$119

Adjusted earnings per share	$0.30	$0.06	$1.23	$0.81	$0.57
Adjusted diluted earnings per share	$0.30	$0.06	$1.23	$0.81	$0.57

(a)	Amounts shown are net of tax and noncontrolling interests.

Annex III
AEI
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
(millions of dollars (U.S.))

	For the years ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income	$288	$282	$196
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	272	268	217
Other charges	123	56	50
Deferred revenues	58	55	120
Deferred income taxes	69	11	106
Equity earnings from unconsolidated affiliates	(107)	(117)	(76)
Distributions from unconsolidated affiliates	53	67	28
Foreign currency transaction (gain) loss, net	(9)	56	(19)
(Gain) loss on disposition of assets	20	(93)	(21)
Gain from disposal of discontinued operations	—	—	(41)
(Gain) loss on early retirement of debt	(10)	—	33
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	(48)	(85)	(59)
Accounts payable, trade	1	24	77
Inventories	68	(15)	(7)
Prepaids and other current assets	1	4	(5)
Regulatory assets and liabilities	32	(32)	102
Other	10	27	(15)

Net cash provided by operating activities	821	508	686

Cash flows from investing activities:
Proceeds from sale of investments	60	99	162
Capital expenditures	(441)	(372)	(249)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(171)	(253)	(1,111)
Cash and cash equivalents acquired	18	60	21
Decrease in restricted cash	265	199	283
Increase in restricted cash	(256)	(121)	(222)
Contribution to unconsolidated subsidiaries	(9)	—	—
Other	(25)	(26)	(35)

Net cash used in investing activities	(559)	(414)	(1,151)

Cash flows from financing activities:
Issuance of debt	1,692	1,367	2,418
Repayment of debt	(1,883)	(1,226)	(2,205)
Payment of debt issuance costs	—	—	(18)
Proceeds from issuance of common shares	—	200	—
Dividends paid to noncontrolling interests	(71)	(167)	(101)
Purchase of subsidiary shares from noncontrolling interests	(90)	—	—
Other	(18)	(1)	(6)

Net cash (used in) provided by financing activities	(370)	173	88

Effect of exchange rate changes on cash	54	(47)	63

Increase (decrease) in cash and cash equivalents	(54)	220	(314)
Cash and cash equivalents, beginning of period	736	516	830

Cash and cash equivalents, end of period	$682	$736	$516

Cash payments for income taxes, net of refunds	$174	$173	$172

Cash payments for interest, net of amounts capitalized	$278	$264	$246

Non-cash exchange of related party debt for common shares	$196	$—	$—

Non-cash payments for acquisitions	$75	$24	$—

Annex IV
AEI
EBITDA and Adjusted EBITDA
For the three months ended December 31, 2009 and 2008 and for the years ended December 31, 2009,
2008 and 2007
(Unaudited)
(millions of dollars (U.S.))

	For the three months ended
	December 31,		For the years ended December 31,
	2009	2008	2009	2008	2007

Net income attributable to AEI	$55	$33	$297	$158	$131
Depreciation and amortization	72	65	272	268	217
Net income (loss) attributable to noncontrolling interests	(79)	4	(9)	124	65
Provision for income taxes	92	25	279	194	193
Interest expense	83	86	327	378	306

EBITDA	223	213	1,166	1,122	912
Subtract:
Income from discontinued operations	—	—	—	—	3
Gain from disposal of discontinued operations	—	—	—	—	41
Interest income	16	20	74	88	110
Foreign currency transaction gain (loss), net	4	(32)	9	(56)	19
Gain (loss) on disposition of assets	(1)	53	(20)	93	21
Gain (loss) on early retirement of debt	—	—	10	—	(33)
Other charges	(123)	(12)	(123)	(56)	(50)
Other income (expense), net	13	—	70	9	(22)

Adjusted EBITDA	$314	$184	$1,146	$1,044	$823

Annex V
AEI
EBITDA and Adjusted EBITDA by segment
For the three months ended December 31, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Eliminations	Total
For the three months ended December 31, 2009
Net income (loss) attributable to AEI	$62	$6	$(34)	$12	$2	$(36)	$43	$55
Depreciation and amortization	39	10	5	7	10	1	—	72
Net income (loss) — noncontrolling interest	4	(10)	(98)	12	8	5	—	(79)
Provision for income taxes	28	22	20	8	22	(8)	—	92
Interest expense	26	15	11	4	13	51	(37)	83

EBITDA	159	43	(96)	43	55	13	6	223
Subtract:
Interest income	10	3	1	1	2	—	(1)	16
Foreign currency transaction gain (loss), net	—	5	1	—	—	(2)	—	4
Gain (loss) on disposition of assets	(4)	—	4	(1)	—	—	—	(1)
Other charges	—	(25)	(96)	—	—	(2)	—	(123)
Other income (expense), net	(4)	15	(44)	(1)	1	1	45	13

Adjusted EBITDA	$157	$45	$38	$44	$52	$16	$(38)	$314

For the three months ended December 31, 2008
Net income (loss) attributable to AEI	$54	$(37)	$63	$5	$(60)	$22	$(14)	$33
Depreciation and amortization	29	5	4	4	20	3	—	65
Net income (loss) — noncontrolling interest	3	(18)	(50)	4	49	16	—	4
Provision for income taxes	21	37	6	6	(8)	(37)	—	25
Interest expense	25	10	10	4	13	77	(53)	86

EBITDA	132	(3)	33	23	14	81	(67)	213
Subtract:	—	—	—	—	—	—	—	—
Interest income	10	2	1	1	5	1	—	20
Foreign currency transaction gain (loss), net	(5)	(19)	—	(2)	(9)	3	—	(32)
Gain (loss) on disposition of assets	(4)	—	—	—	—	57	—	53
Other charges	—	—	—	—	—	(12)	—	(12)
Other income (expense), net	(3)	8	(1)	—	(9)	5	—	—

Adjusted EBITDA	$134	$6	$33	$24	$27	$27	$(67)	$184

Annex VI
EBITDA and Adjusted EBITDA by segment
For the years ended December 31, 2009, 2008 and 2007
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Eliminations	Total
For the year ended December 31, 2009
Net income (loss) attributable to AEI	$276	$62	$48	$43	$15	$(143)	$(4)	$297
Depreciation and amortization	134	42	21	23	46	6	—	272
Net income (loss) attributable to noncontrolling interests	14	(37)	(78)	42	48	2	—	(9)
Provision for income taxes	117	60	31	30	40	1		279
Interest expense	93	57	41	17	52	105	(38)	327

EBITDA	634	184	63	155	201	(29)	(42)	1,166
Subtract:
Interest income	46	15	5	2	6	1	(1)	74
Foreign currency transaction gain (loss), net	—	5	3	2	9	(10)	—	9
Gain (loss) on disposition of assets	(22)	—	4	(2)	—	—	—	(20)
Gain on early retirement of debt	—		—	—	—	10	—	10
Other charges	—	(25)	(96)	—	—	(2)	—	(123)
Other income (expense), net	42	24	2	—	(1)	3	—	70

Adjusted EBITDA	$568	$165	$145	$153	$187	$(31)	$(41)	$1,146

For the year ended December 31, 2008
Net income (loss) attributable to AEI	$209	$(16)	$53	$26	$17	$(98)	$(33)	$158
Depreciation and amortization	138	24	21	18	61	6	—	268
Net income (loss) attributable to noncontrolling interests	12	(49)	21	30	93	17	—	124
Provision for income taxes	110	43	25	28	21	(33)	—	194
Interest expense	134	45	44	19	53	136	(53)	378

EBITDA	603	47	164	121	245	28	(86)	1,122
Subtract:
Interest income	54	14	6	2	9	3	—	88
Foreign currency transaction gain (loss), net	(5)	(25)	(1)	(3)	(28)	6	—	(56)
Gain (loss) on disposition of assets	(19)	—	—	—	69	43	—	93
Other charges	—	(44)	—	—	—	(12)	—	(56)
Other income (expense), net	(11)	19	10	(1)	(15)	6	1	9

Adjusted EBITDA	$584	$83	$149	$123	$210	$(18)	$(87)	$1,044

For the year ended December 31, 2007
Net income (loss) attributable to AEI	$227	$83	$53	$22	$55	$121	$(430)	$131
Depreciation and amortization	139	42	20	8	3	5	—	217
Net income (loss) — noncontrolling interest	11	10	15	31	13	(15)	—	65
Provision for income taxes	105	(16)	29	20	12	43	—	193
Interest expense	90	41	42	14	12	143	(36)	306

EBITDA	572	160	159	95	95	297	(466)	912
Subtract:
Discontinued operations Gain/Loss	—	—	—	—	44	—	—	44
Interest income	58	27	7	2	2	14	—	110
Foreign currency transaction gain (loss), net	3	19	(3)	2	—	1	(3)	19
Gain (loss) on disposition of assets	(10)	21	6	3	1	—	—	21
Loss on early retirement of debt	—	—	—	—	—	(33)		(33)
Other charges	—	(50)	—	—	—	—	—	(50)
Other income (expense), net	(2)	(5)	6	(2)	(2)	(17)	—	(22)

Adjusted EBITDA	$523	$148	$143	$90	$50	$332	$(463)	$823

Annex VII
AEI
Net Debt
As of December 31, 2009, 2008 and 2007
(Unaudited)
(millions of dollars (U.S.))

	2009	2008	2007

Debt	$3,718	$3,962	$3,264
Less: Cash	(682)	(736)	(516)
Restricted cash — current	(77)	(83)	(95)
Restricted cash — non-current	(63)	(49)	(128)

NET DEBT	$2,896	$3,094	$2,525

Annex VIII
AEI
Free Cash Flow
For the years ended December 31, 2009, 2008 and 2007
(Unaudited)
(millions of dollars (U.S.))

	For the years ended December 31,
	2009	2008	2007

Net cash provided by operating activities	$821	$508	$686
Less:
Maintenance capital expenditures	170	129	249

FREE CASH FLOW	$651	$379	$437

Annex IX
AEI
Foreign Currency
Period-end and average exchange rates
(Unaudited)
The following table presents the period-end and average exchange rates of the U.S. dollar into the local currency where we are primarily exposed to fluctuations in the exchange rate.

	December 31,
	2008	2009
Period-end exchange rates:
Brazilian real	2.40	1.74
Colombian peso	2,253	2,043

	Average Exchange Rate for the Years Ended
	December 31,
	2007	2008	2009
Average period exchange rates:
Brazilian real	1.95	1.83	1.99
Colombian peso	2,120	1,990	2,172

	Average Exchange Rate for the Three Months Ended
	December 31,
	2008	2009
Average period exchange rates:
Brazilian real	2.26	1.74
Colombian peso	2,316	1,967
Source: Bloomberg financial website for December 2009 and 2008; OANDA Corporation financial website for 2007.

Annex X
AEI
Proportional Financial Metrics (derived from U.S. GAAP data)
As of and for the year ended December 31, 2009
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

			AEI			Add Proportional	Proportional		Proportional
		AEI	Consolidated	Deduct		Adjusted EBITDA –	Share of		Share of Net
		Ownership %	Adjusted	noncontrolling	Deduct equity	Equity/Cost	Adjusted EBITDA	Net Debt as of	Debt
Business	Operating Segment	at 12/31/09	EBITDA 2009	interest share	(income) loss	investments	2009	12/31/09	12/31/09
Delsur	Power Distribution	86.41%	$24	$(3)	$—	$—	$21	$52	$45
EDEN	Power Distribution	90.00%	24	(2)	—	—	22	(16)	(14)
Elektra	Power Distribution	51.00%	54	(26)	—	—	28	113	58
Elektro	Power Distribution	99.68%	392	(1)	—	—	391	399	398
EMDERSA	Power Distribution	77.10%	11	(2)	—	—	9	57	44
Chilquinta	Power Distribution	50.00%	15	—	(15)	57	57	263	132
Luz del Sur	Power Distribution	37.97%	38	—	(38)	71	71	225	85
DCL	Power Generation	60.23%	(3)	1	—	—	(2)	78	47
Emgasud	Power Generation	42.73%	(2)	—	2	8	8	134	57
ENS	Power Generation	100.00%	32	—	—	—	32	56	56
PQP	Power Generation	100.00%	44	—	—	—	44	47	47
San Felipe	Power Generation	100.00%	50	—	—	—	50	(15)	(15)
Trakya	Power Generation	90.00%	75	(8)	—	—	67	(34)	(31)
Luoyang	Power Generation	50.00%	6	(3)	—	—	3	117	59
Accroven	Natural Gas Transportation and Services	49.25%	18	—	(18)	36	36	134	66
GTB	Natural Gas Transportation and Services (a)	34.65%	8	—	(8)	16	16	248	86
TBG	Natural Gas Transportation and Services (a)	8.27%	—	—	—	13	13	196	16
Cuiabá	Natural Gas Transportation and Services (a)	100.00%	(30)	15	—	—	(15)	(73)	(73)
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	62	(30)	—	—	32	288	150
Promigas — Gases de Occidente	Natural Gas Distribution	46.87%	59	(31)	—	—	28	55	26
Promigas — Gases del Caribe	Natural Gas Distribution	16.16%	13	—	(13)	13	13	153	25
Cálidda	Natural Gas Distribution	80.85%	20	(4)	—	—	16	8	6
Promigas — Surtigas	Natural Gas Distribution	51.58%	38	(19)	—	—	19	75	39
China	Natural Gas Distribution (b)		22	(5)	—	—	17	(11)	(12)
Proenegia — SIE (Terpel)	Retail Fuel	27.45%	142	(103)	—	—	39	394	108
Proenegia — GNC	Retail Fuel	24.40%	45	(34)	—	—	11	88	21
Other	Various Segments		49	(18)	(9)	9	31	67	(23)

SUBTOTAL (Excluding Headquarters and Other)			$1,206	$(273)	$(99)	$223	$1,057		$1,403

Headquarters and Other	Headquarters	100.00%	(60)	—	(8)	—	(68)	1,275	1,275

TOTAL			$1,146	$(273)	$(107)	$223	$989		$2,678

For the year ended December 31, 2008
Total			$1,044	$(287)	$(116)	$221	$862

For the year ended December 31, 2007
Total			$823	$(131)	$(77)	$247	$862

(a)	Ownership percentages changed in December 2009, however, previous percentages were used to calculate proportional EBITDA.

(b)	Included Tongda and BMG at ownership percentages of 100% and 70%, respectively.

Annex XI
AEI
Proportional Financial Metrics (derived from U.S. GAAP data)
As of and for the year ended December 31, 2009
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

		AEI Ownership %	AEI Free Cash	Proportional Free
Business	Operating Segment	at 12/31/09	Flow	Cash Flow
Delsur	Power Distribution	86.41%	$19	$16
EDEN	Power Distribution	90.00%	21	19
Elektra	Power Distribution	51.00%	31	15
Elektro	Power Distribution	99.68%	243	242
Chilquinta	Power Distribution	50.00%	—	26
Luz del Sur	Power Distribution	37.97%	27	40
Cuiabá	Power Generation (a)	100.00%	(24)	(12)
ENS	Power Generation	100.00%	42	42
PQP	Power Generation	100.00%	35	35
San Felipe	Power Generation	100.00%	35	35
Trakya	Power Generation	90.00%	88	79
Accroven	Natural Gas Transportation and Services	49.25%	—	—
GTB	Natural Gas Transportation and Services	34.65%	—	4
TBG	Natural Gas Transportation and Services	8.27%	—	—
Cálidda	Natural Gas Transportation and Services	50.00%	—	—
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	76	40
Proenergia	Natural Gas Distribution	27.45%	126	35
Other			45	44

SUBTOTAL (Excluding Headquarters and Other)			764	660

Headquarters and Other	Headquarters	100.00%	(113)	(113)

TOTAL			$651	$547

For the year ended December 31, 2008
Total			$379	$375

Note: The above balances exclude intercompany activities and include dividends from equity investees.
Proportional free cash flows include estimates for GTB and TBG based on budgeted operating cash flows less maintenance expense.
For Accroven, due to pending negotiation and current cash situation, we did not include any operating cash flows for this equity investment.

(a)	Ownership percentages changed in December 2009, however, previous percentages were used to calculate proportional free cash flow.

Annex XII
AEI
Proportional Financial Metrics
- by operating company
(derived from U.S. GAAP data)
As of and for the year ended December 31, 2009
(Unaudited)
(millions of dollars (U.S.), except for ownership Percentages)

									LUZ DEL			SAN
	DELSUR	DCL	EDEN	ELEKTRA	ELEKTRO	EMDERSA	EMGASUD	CHILQUINTA	SUR	ENS	PQP	FELIPE	TRAKYA
EBITDA CALCULATION:
Net Income	$1	$(29)	$11	$11	$208	$3	$(6)	$40	$75	$21	$20	$58	$23
Add back:
Depreciation and amortization	12	5	3	15	102	2	11	20	28	1	8	(4)	16
Noncontrolling interests	1	(16)	1	10	1	1	—	3	23	—	—	—	17
Provision (benefit) for income taxes	6	—	4	10	97	—	2	9	50	6	10	26	15
Interest expense	5	12	2	9	46	3	14	14	15	4	5	1	10

EBITDA	25	(28)	21	55	454	9	21	86	191	32	43	81	81
Subtract:
Interest Income	—	—	—	1	38	—	1	9	4	—	—	6	6
Foreign currency transaction gain (loss), net	—	—	(2)	—	3	(1)	1	(16)	—	—	—	—	—
Gain (loss) on disposition of assets	—	—	—	—	(21)	—	—	—	—	—	—	—	—
Other charges	—	(25)	—	—	—	—	—	—	—	—	—	—	—
Other income (expense), net	1	—	(1)	—	42	(1)	1	(20)	1	—	(1)	25	—

ADJUSTED EBITDA	$24	$(3)	$24	$54	$392	$11	$18	$113	$186	$32	$44	$50	$75

AEI Percentage Ownership	86.4%	60.2%	90.0%	51.0%	99.7%	77.1%	42.7%	50.0%	38.0%	100.0%	100.0%	100.0%	90.0%

Proportional Share — Adjusted EBITDA	$21	$(2)	$22	$28	$391	$9	$8	$57	$71	$32	$44	$50	$67

NET DEBT CALCULATION:
Debt	$65	$79	$3	$119	$617	$62	$136	$267	$232	$62	$71	$—	$80
Less: Cash	(10)	(1)	(19)	(6)	(174)	(5)	(2)	(4)	(7)	(3)	(20)	(15)	(114)
Restricted cash — current	—	—	—	—	(4)	—	—	—	—	(3)	(4)	—	—
Restricted cash — non-current	(3)	—	—	—	(40)	—	—	—	—	—	—	—	—

NET DEBT	$52	$78	$(16)	$113	$399	$57	$134	$263	$225	$56	$47	$(15)	$(34)

Proportional Share — NET DEBT	$45	$47	$(14)	$58	$398	$44	$57	$132	$85	$56	$47	$(15)	$(31)

[Additional columns below]

[Continued from above table, first column(s) repeated]

						PROMIGAS	PROMIGAS	PROMIGAS		PROMIGAS		PROENERGIA	PROENERGIA
	LUOYANG	ACCROVEN	**GTB	**TBG	**CUIABA	PIPELINE	GDO	GDC	CALIDDA	SURTIGAS	***China	SIE	GNC
EBITDA CALCULATION:
Net Income	$(6)	$28	$37	$299	$(36)	$14	$14	$39	$8	$7	$7	$6	$9
Add back:
Depreciation and amortization	7	23	18	55	11	14	4	4	7	3	9	35	11
Noncontrolling interests	(6)	—	—	—	(132)	10	18	3	—	11	5	39	9
Provision (benefit) for income taxes	2	6	16	155	9	9	16	23	3	10	1	30	10
Interest expense	9	15	24	62	27	27	4	16	4	8	1	43	9

EBITDA	6	72	95	571	(121)	74	56	85	22	39	23	153	48
Subtract:
Interest Income	—	—	2	—	—	2	—	1	1	1	—	3	3
Foreign currency transaction gain (loss), net	—	(1)	—	252	5	7	—	(1)	1	—	1	9	—
Gain (loss) on disposition of assets	—	—	—	—	—	3	(2)	—	—	—	—	—	—
Other charges	—	—	—	—	(96)	—	—	—	—	—	—	—	—
Other income (expense), net	—	(1)	—	—	—	—	(1)	5	—	—	—	(1)	—

ADJUSTED EBITDA	$6	$74	$93	$319	$(30)	$62	$59	$80	$20	$38	$22	$142	$45

AEI Percentage Ownership	50.0%	49.3%	17.7%	4.0%	50.0%	52.1%	46.9%	16.2%	80.9%	51.6%		27.5%	24.4%

Proportional Share — Adjusted EBITDA	$3	$36	$16	$13	$(15)	$32	$28	$13	$16	$19	$17	$39	$11

NET DEBT CALCULATION:
Debt	$119	$138	$273	$346	$—	$313	$78	$164	$27	$90	$34	$486	$96
Less: Cash	(2)	(4)	(25)	(150)	(17)	(25)	(23)	(11)	(16)	(14)	(45)	(92)	(7)
Restricted cash — current	—	—	—	—	(49)	—	—	—	(3)	—	—	—	—
Restricted cash — non-current	—	—	—	—	(7)	—	—	—	—	(1)	—	—	(1)

NET DEBT	$117	$134	$248	$196	$(73)	$288	$55	$153	$8	$75	$(11)	$394	$88

Proportional Share — NET DEBT	$59	$66	$86	$16	$(73)	$150	$26	$25	$6	$39	$(12)	$108	$21

**	Ownership percentages changed in December 2009, however, previous percentages were used to calculated proportional EBITDA.

***	Includes Tongda and BMG at ownership percentages of 100% and 70%, respectively.